UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-08226
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GREY WOLF DRILLING COMPANY
L.P. 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GREY WOLF, INC.
10370 Richmond Ave. Suite 600
Houston, Texas 77042-4136

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Grey Wolf Drilling Company L.P. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2006 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Houston, Texas
June 29, 2007

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$27,513,924	$24,045,772
Non interest-bearing cash	101,751	—
Participant contributions receivable	80,910	88,693
Company contributions receivable	42,228	54,064

Total assets	27,738,813	24,188,529

Liabilities:
Pending trades payable	32,001	—

Total liabilities	32,001	—

Net assets available for benefits, at fair value	27,706,812	24,188,529

Adjustment from fair value to contract value for fully benefit responsive investment contracts	77,504	108,840

Net assets available for benefits	$27,784,316	$24,297,369

See accompanying notes to financial statements.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Contributions:
Participant	$3,083,241	2,207,126
Company, net of forfeitures	1,753,187	1,347,698
Rollover	41,797	34,680

Total contributions	4,878,225	3,589,504

Investment income (loss):
Net (depreciation) appreciation in fair value of common stock	(118,631)	485,643
Net appreciation (depreciation) in fair value of mutual funds	510,621	(16,201)
Net appreciation in fair value of collective trust funds	634,022	562,133
Interest and dividends	651,833	533,120

Total investment income	1,677,845	1,564,695

Benefits paid to participants	(3,044,651)	(2,779,709)
Administrative and investment expenses	(24,472)	(29,966)

Net increase in net assets available for plan benefits	3,486,947	2,344,524

Net assets available for benefits:
Beginning of year	24,297,369	21,952,845

End of year	$27,784,316	24,297,369

See accompanying notes to financial statements.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	The Plan

The following brief description of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all employees of Grey Wolf, Inc. (the Company or the Sponsor) who have one year of service and are age 18 or older except employees covered by a collective bargaining agreement and employees who are nonresident aliens with no United States source income. Effective January 1, 2006, the Plan was amended to permit salaried employees the ability to participate the first of the month following the date of hire. Effective April 1, 2002, the Company adopted the American Express Volume Submitted Plan #VS322434. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On August 1, 2005, the Plan began being operated by Ameriprise Retirement Services as a result of a spin-off from American Express. In addition, funds styled AXP (American Express) were changed to RVS (River Source).

On June 1 2006, Ameriprise Financial Services, Inc. sold its defined contribution plan record keeping business to Wachovia Corp.

(b)	Administration and Investments

The Plan is administered by the Company and advised by a committee (the Benefits Administrative Committee). American Express Trust Company was the name of the trustee of the Plan until August 1, 2005, when it changed its name to Ameriprise Trust Company.

During 2006 the Benefits Administrative Committee added one mutual fund and replaced three mutual funds. At December 31, 2006, participants can direct their accounts into nine mutual funds, five collective trust funds and Grey Wolf, Inc. common stock. Only 25% of the participant’s total contributions and Company matching contributions may be directed into Grey Wolf, Inc. common stock. Participants cannot transfer any portion of their account into Grey Wolf, Inc. common stock. Amounts may be transferred out of Grey Wolf, Inc. common stock; however, once amounts are transferred out they cannot be transferred back.

(c)	Contributions

The Plan provides for participant pre-tax contributions from 1% to 80% of covered compensation, subject to Internal Revenue Service (IRS) limitations and after-tax contributions from 10% to 15%. The total of pre-tax and after-tax contributions may not exceed 95%. Participants age 50 or older during the plan year may also elect to make a “catch-up” contribution, subject to certain IRS limits ($5,000 in 2006 and $4,000 in 2005). With the adoption of the 401(k) Safe-Harbor Provisions effective January 1, 2005, Company matching contributions were mandatory. For both 2006 and 2005 the Company matched 100% of each participant’s contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation. “Catch-up” contributions are not eligible for company matching contribution. Participants may also elect to rollover distributions from a former employer’s qualified retirement plan or individual retirement account.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(d)	Participant Accounts

Under the Plan, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the participant’s weighted average account balance during the period. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Participant Loans Receivable and Inservice Withdrawals

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by, if any, the highest outstanding loan balance within the previous 12-month period or 50% of the participant’s vested account balance. Loans are secured by the balance in the participant account and bear interest at the prime rate at the end of the quarter plus 1%. Furthermore, loan repayments of amortized principal and interest must be made in level payments, not less frequently than quarterly and over a period not to exceed five years from the date of the loan, unless used to acquire a principal residence. As of December 31, 2006, interest rates range from 4% to 9.25%. Maturity dates on outstanding loans at December 31, 2006 range from January 2007 to March 2016.

The Plan provides for various in-service withdrawals, as defined.

(f)	Vesting

Participants are immediately vested in their contributions and the related earnings thereon. Effective January 1, 2005, employees are 100% vested in the Company’s contributions. Prior to January 1, 2005, vesting in the Company’s matching contributions for terminated employees was 0% for less than one year of service, graduating 20% per year to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary become 100% vested in the Company’s contribution.

(g)	Payment of Benefits

On termination of service due to death, disability, retirement, or termination participants or their beneficiaries may elect to receive an amount equal to the value of the participant’s account in a lump sum.

Effective March 28, 2005, if the value of the participant’s vested account balance is $1,000 or less, excluding rollover account balances, no deferral of payment is allowed. Ameriprise Trust Company will notify the participant to submit a distribution request form within 30 days. If no form is received by the end of the notification period, Ameriprise Trust Company will automatically pay the distribution to the participant as soon as administratively feasible, withholding applicable federal and state taxes.

If the value of the participant’s vested account balance is greater than $1,000, but not more than $5,000, excluding rollover account balances, no deferral of payment is allowed. Ameriprise Trust Company will notify the participant to submit a distribution request form within 30 days. If no form is received by the end of the notification period, Ameriprise Trust Company will automatically make a direct rollover of the participant’s vested account balance to the Plan’s designated independent retirement account provider as soon as administratively feasible after the notification period.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
If the value of the participant’s vested account balance is greater than $5,000, excluding rollover account balances, the participant may elect to defer payment to a later date. If a participant does not take a distribution when he/she is eligible, he/she may take a distribution any time after he/she is eligible and must start taking distribution by the April 1st following the close of the year in which the participant turns age 70-1/2.
Prior to March 28, 2005, if the participant’s vested account balance was $5,000 or less, Ameriprise Trust Company automatically distributed the participant’s account.
Participants will receive their distribution from their Grey Wolf, Inc. common stock account in a lump-sum cash payment.
When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future Company contributions. During 2006, the Company utilized $79,430 of forfeitures to reduce Company contributions. No forfeitures were utilized in 2005. Forfeitures available to reduce future Company contributions were $81,357 and $142,002 at December 31, 2006 and 2005, respectively.
(2)	Significant Accounting Policies
(a)	Accounting Basis

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits payments are recorded when paid.

(b)	New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP states that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust fund. As required by the FSP, the statement of net assets available for benefits presents the fair value of the Plan’s investments in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the statement of net assets available for benefits as of December 31, 2005.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Administrative Expenses

Certain administrative expenses of the Plan may be paid by the Company at its discretion and, if not paid by the Company, shall be paid by the Plan. Quarterly investment, loan and withdrawal fees are paid by participants.

(e)	Valuation of Investments and Income Recognition

Investments in mutual funds and Grey Wolf, Inc. common stock are valued at fair value based on quoted market prices in an active market. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets where available. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis.

The Plan’s investment in the River Source Trust Income Fund II (the Fund), formerly the American Express Trust Income Fund II, which is a collective trust fund that invests in guaranteed investment contracts (GICs) is recorded at fair value based upon information provided by the issuer. Fair value is calculated by the issuer using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Plan’s investment in the Fund is adjusted to contract value based upon information also provided by the issuer. The contract value of the Plan’s interest in the Fund is equal to the principal balance plus accrued interest less any withdrawals or expense charges. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Interest is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as appreciation (depreciation) of the investments held at the end of the year.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(3)	Investments

The following table represents fair value of individual investments which exceed 5% of the Plan’s net assets at December 31:

2006:
RiverSource Trust Income Fund II ($12,618,349 Contract Value)	$12,540,845
The Growth Fund of America	1,613,712
Artisan International Investors Fund	1,988,873
Goldman Sachs Core Fixed Income Fund	1,616,594
Van Kampen Equity Income Fund	1,420,492
Participant loans	1,579,865

2005:
RiverSource Trust Income Fund II ($11,403,644 Contract Value)	$11,294,804
RiverSource Trust Midcap Growth Fund II	1,372,186
RVS New Dimension Fund	1,412,906
Artisan International Investors Fund	1,572,981
Goldman Sachs Core Fixed Income Fund	1,436,297
Van Kampen Equity Income Fund	1,296,098
Grey Wolf, Inc. – common stock	1,309,849
Participant loans	1,534,160
(4)	Risk and Uncertainties

The Plan invests in mutual funds, collective trust funds and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.

(5)	Grey Wolf, Inc. Common Stock

The administrator or the designated investment manager is entitled to exercise voting rights attributed to the shares of Grey Wolf, Inc. common stock, and will notify the trustee prior to the time that such rights are to be exercised. The Plan allows the Company the opportunity to sell treasury stock to the Plan. The purchase price paid by the Plan to the Company shall be the closing price on the date of purchase. No fees, commissions, or similar charges are paid by the Plan in conjunction with such purchases. During 2006 and 2005, the Plan purchased all shares of Grey Wolf, Inc. common stock in the open market.

(6)	Plan Termination

The Plan has been established to continue indefinitely. However, although it has not expressed any intent to do so, the Company has the right to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(7)	Tax Status

The Plan received a favorable determination letter from the IRS dated January 13, 2005, stating that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter; however, the Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2006 and 2005.

(8)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by the trustee. The trustee is a party in interest with respect to the Plan. The Plan also holds shares of Grey Wolf, Inc. common stock, the Plan sponsor, and a party in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(9)	Delinquent Participant Contributions

As reported on schedule H, line 4a, schedule of delinquent participant contributions for the year ended December 31, 2006, certain 2006 and 2005 participant contributions and participant loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the years ended December 31, 2006 and December 31, 2005. On May 18, 2006, the Company remitted $18 of lost interest on the delinquent loan repayments. On June 6, 2006, the Company remitted $280 of lost interest on the delinquent participant contributions.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$27,784,316
Less adjustment from fair value to contract value for fully benefit responsive investment contracts	(77,504)

Net assets available for benefits per the Form 5500	$27,706,812

(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year ended
December 31,
2006
Total investment income per the financial statements	$1,677,845
Less adjustment from fair value to contract value for fully benefit responsive investment contracts	(77,504)

Total investment income per the Form 5500	$1,600,341

(11)	Subsequent Events

Effective January 1, 2007, the Plan was amended to limit a participant’s investment in the Grey Wolf, Inc. common stock fund. As a result of the amendment, no more than 10% of a participant’s total contribution and company matching contribution may be invested in the Grey Wolf, Inc. common stock fund.

On June 1, 2006, Wachovia Bank, N.A. acquired the Ameriprise Trust Company 401(k) recordkeeping business. As a result of this transaction, the trustee of the Plan changed from Ameriprise Trust Company to Wachovia Bank, N.A. effective April 1, 2007.

Schedule 1
GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2006

	(b)
(a)	Relationship to plan,	(c)	(d)	(e)
Identity of	employer or other	Description of transaction,	Amount on	Lost
party involved	party-in-interest	including rate of interest	line 4(a)	Interest
Grey Wolf, Inc.	Plan sponsor	2006 participant loan repayments not deposited to Plan in a timely manner (Interest rate: various)	$117	9
		2005 participant contributions and loan repayments not deposited to Plan in a timely manner. (Interest rate: various)	2,120	289
During 2006, it was noted that there were unintentional delays by the Company in submitting participant loan repayments in the amount of $117 to the trustee. On May 18, 2006, $9 of lost interest on the delinquent loan repayments were remitted to the trust.
During 2005 it was noted that there were unintentional delays by the Company in submitting participant contributions and loan repayments in the amount of $1,974 and $146, respectively, to the trustee. On May 18, 2006, $9 of lost interest on the delinquent participant loan repayments were remitted to the trust. On June 2, 2006, $280 of lost interest on the delinquent participant contributions were remitted to the trust.
See accompanying report of independent registered public accounting firm.

Schedule 2
GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issue, borrower,		Current
lessor, or similar party	Description of investments	value
Interest-bearing cash (including money market accounts and certificates of deposit):
* River Source Trust	RVST Money Market II Fund	$41,024

Collective trust funds:
American Express Trust Company collective investment funds for Employee Benefit Trust:
* River Source Trust	473,520 units of River Source Trust Income Fund II	12,540,845
* River Source Trust	6,370 units of River Source Trust Short-Term Horizon (25:75) Fund	145,668
* River Source Trust	30,114 units of River Source Trust Medium-Term Horizon (50:50) Fund	879,161
* River Source Trust	17,007 units of River Source Trust Long-Term Horizon (80:20) Fund	547,869
* River Source Trust	72,968 units of River Source Trust MidCap Growth Fund II	1,350,926

	Subtotal collective trust funds	15,464,469

Mutual funds:
Goldman Sachs	164,623 units of Goldman Sachs Core Fixed Income Fund	1,616,594
* River Source Funds	106,364 units of RVS Diversified Equity Fund	1,371,029
* River Source Funds	64,106 units of RVS S&P 500 Index Fund	351,300
Columbia Acorn	12,798 units of Columbia Acorn Fund	371,385
Aston Funds	25,609 units of Aston Montag & Caldwell Growth Fund	652,763
Eclipse Funds	2,781 units of Mainstay Small Cap Opportunity Fund	58,008
American Funds	49,409 units of the Growth Fund of America	1,613,712
Van Kampen Investments	155,756 units of Van Kampen Equity Income Fund	1,420,492
Artisan Funds, Inc.	68,605 units of Artisan International Investors Fund	1,988,873

	Subtotal mutual funds	9,444,156

Common stock:
* Grey Wolf, Inc.	143,500 shares of Grey Wolf, Inc. common stock	984,410

Participant Loans:
* Participant loans	Loans receivable bearing interest at rates from 4% to 9.25% and maturities ranging from January 2007 through March 2016	1,579,865

	Total investments (held at end of year)	$27,513,924

*	Indicates a party in interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	GREY WOLF DRILLING
COMPANY L.P. 401(k) PLAN

	BY:	/s/ Donald J. Guedry, Jr.

Donald J. Guedry, Jr.
Vice President and Treasurer for
Grey Wolf, Inc. and
Grey Wolf Drilling Company L.P.
401(k) Plan Benefits Administrative Committee Member

INDEX TO EXHIBITS

Exhibit number	Description
23.1	Consent of Independent Registered Public Accounting Firm